Exhibit 99.1

Corporate Communications

CNH Industrial announces senior appointments

London, April 26, 2021

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced that it has appointed Parag Garg as Chief Digital Officer and Marc Kermisch as Chief Information Officer for Off Highway business. This follows the appointment of Kevin Barr as Chief Human Resources Officer on March 19, 2021. In these positions, Mr. Garg, Mr. Kermisch and Mr. Barr will join the Company’s Senior Leadership Team (SLT), an operational decision-making body of CNH Industrial, which is responsible for reviewing the operating performance of the segments and making decisions on certain operational matters.

These executive appointments form part of CNH Industrial’s renewed focus on customer centricity and serve to further reinforce the Company’s commitment to developing and enriching its digital offering, both in terms of innovation and in developing services for end customers.

“I am delighted to welcome Parag, Marc and Kevin, who are seasoned professionals in their respective fields and bring a wealth of experience across a broad spectrum of industries to CNH Industrial,” said Scott Wine, Chief Executive Officer, CNH Industrial. “Kevin’s extensive leadership experience in the industrial equipment industry will be instrumental as we align our organization and enhance our culture to become more customer- and dealer-centric. Parag will spearhead our crucial digital technology efforts, leading the charge to accelerate precision agriculture/construction into a competitive advantage. And Marc will champion improvements to our information technology infrastructure, security, and end-user accessibility, providing a robust framework for future growth. He will work closely with Stefano Firenze, co-CIO, to prepare for the spin of our On-Highway business. These appointments bolster our strong Senior Leadership Team and will hasten our progress toward becoming a more customer and dealer-centric organization.”

Mr. Garg joins CNH Industrial from T-Mobile US, Inc. (NASDAQ: TMUS), where he was, since 2017, Vice President Product and Technology. Parag Garg has over 20 years’ experience in digital products, technology and strategy across a range of sectors including consumer products, telecommunications, online retail and technology companies, together with experience in establishing successful digital technology start-ups. During his career, Mr. Garg has worked at companies including Amazon.com, Inc. (NASDAQ: AMZN), Microsoft Corporation (NASDAQ: MSFT) and Sears Holdings.

CNH Industrial N.V. 25 St. James’s Street London, SW1A 1HA United Kingdom

Mr. Kermisch joins CNH Industrial from OptumRx, a pharmacy benefits management division of United Health Group, Inc. (NYSE: UNH), where he was Senior Vice President and Chief Technology Officer. Marc Kermisch has over two decades of experience in technology organizations across a range of industries including retail, financial services, software, start-ups, manufacturing, healthcare and professional services.

Mr. Barr joined CNH Industrial in March 2021, following a 19-year career with Terex Corporation (NYSE: TEX), where he was Chief Human Resources Officer and Senior Vice President. Kevin Barr has some 38 years of experience in human resources across a range of geographies and industries including financial services, information services, consumer products and manufacturing, with extensive experience in mergers and acquisitions.

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) is a global leader in the capital goods sector with established industrial experience, a wide range of products and a worldwide presence. Each of the individual brands belonging to the Company is a major international force in its specific industrial sector: Case IH, New Holland Agriculture and Steyr for tractors and agricultural machinery; Case and New Holland Construction for earth moving equipment; Iveco for commercial vehicles; Iveco Bus and Heuliez Bus for buses and coaches; Iveco Astra for quarry and construction vehicles; Magirus for firefighting vehicles; Iveco Defence Vehicles for defence and civil protection; and FPT Industrial for engines and transmissions. More information can be found on the corporate website: www.cnhindustrial.com

Contacts:

Corporate Communications

Email: mediarelations@cnhind.com

Investor Relations

Email: investor.relations@cnhind.com